UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

05 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 05 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/02/2026	464,002	28.5850	27.6400	28.0976	LSE	GBP
05/02/2026	212,057	28.5850	27.6400	28.0972	Chi-X (CXE)	GBP
05/02/2026	110,499	28.5700	27.6450	28.1092	BATS (BXE)	GBP
05/02/2026	455,740	33.0000	31.8650	32.4258	XAMS	EUR
05/02/2026	293,987	33.0000	31.8700	32.4427	CBOE DXE	EUR
05/02/2026	52,405	33.0000	31.9600	32.5266	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-05 (https://ml-eu.globenewswire.com/Resource/Download/a0f591be-cf6d-426b-ae67-0d4726181923)

Transaction in Own Shares

06 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 06 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/02/2026	524,075	27.9200	27.4150	27.7020	LSE	GBP
06/02/2026	206,283	27.9200	27.4200	27.6901	Chi-X (CXE)	GBP
06/02/2026	98,502	27.9100	27.4200	27.6833	BATS (BXE)	GBP
06/02/2026	446,309	32.2800	31.6900	32.0143	XAMS	EUR
06/02/2026	310,111	32.2800	31.6900	32.0107	CBOE DXE	EUR
06/02/2026	52,468	32.2600	31.6900	32.0067	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-06 (https://ml-eu.globenewswire.com/Resource/Download/754d9c26-133f-4871-9f4a-17c3d5ae62cd)

Transaction in Own Shares

09 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 09 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/02/2026	386,804	28.1950	27.5400	27.9256	LSE	GBP
09/02/2026	184,066	28.1950	27.5850	27.9273	Chi-X (CXE)	GBP
09/02/2026	89,676	28.1950	27.5850	27.9250	BATS (BXE)	GBP
09/02/2026	423,846	32.4800	31.7300	32.1508	XAMS	EUR
09/02/2026	254,279	32.4800	31.7300	32.1517	CBOE DXE	EUR
09/02/2026	43,581	32.4800	31.7300	32.1569	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-09 (https://ml-eu.globenewswire.com/Resource/Download/a9fc1362-3252-42bd-ab58-029f9807e327)

Transaction in Own Shares

10 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/02/2026	357,254	28.7000	28.1250	28.4169	LSE	GBP
10/02/2026	149,430	28.7000	28.1400	28.4197	Chi-X (CXE)	GBP
10/02/2026	60,147	28.7000	28.1700	28.4157	BATS (BXE)	GBP
10/02/2026	309,593	33.1100	32.3900	32.7148	XAMS	EUR
10/02/2026	216,126	33.1000	32.3900	32.7235	CBOE DXE	EUR
10/02/2026	35,138	33.1000	32.4600	32.7354	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-10 (https://ml-eu.globenewswire.com/Resource/Download/02b03bbd-b194-4608-a1b9-e8438de54cc1)

Transaction in Own Shares

11 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/02/2026	356,747	29.1750	28.5200	28.8325	LSE	GBP
11/02/2026	211,609	29.1750	28.5200	28.8502	Chi-X (CXE)	GBP
11/02/2026	71,783	29.1700	28.5200	28.8530	BATS (BXE)	GBP
11/02/2026	372,304	33.6000	32.7850	33.2178	XAMS	EUR
11/02/2026	226,943	33.6000	32.8100	33.2104	CBOE DXE	EUR
11/02/2026	38,967	33.5800	32.8700	33.2352	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-11 (https://ml-eu.globenewswire.com/Resource/Download/4aeb28e2-c9e2-4cae-8a82-a96f4c1bf9a8)

Transaction in Own Shares

12 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/02/2026	370,858	29.4000	28.8000	29.0436	LSE	GBP
12/02/2026	258,224	29.4000	28.8000	29.0482	Chi-X (CXE)	GBP
12/02/2026	62,003	29.3950	28.8000	29.0565	BATS (BXE)	GBP
12/02/2026	358,164	33.8000	33.1600	33.4505	XAMS	EUR
12/02/2026	297,231	33.8000	33.1600	33.4213	CBOE DXE	EUR
12/02/2026	50,094	33.7900	33.1650	33.4283	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-12 (https://ml-eu.globenewswire.com/Resource/Download/c1df9a4f-51ca-44b6-a959-49acb10ee4e3)

Transaction in Own Shares

13 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/02/2026	574,896	28.8850	28.5750	28.7151	LSE	GBP
13/02/2026	234,429	28.8850	28.5750	28.7113	Chi-X (CXE)	GBP
13/02/2026	96,830	28.8850	28.5750	28.7136	BATS (BXE)	GBP
13/02/2026	573,182	33.2000	32.8700	33.0509	XAMS	EUR
13/02/2026	307,321	33.2000	32.8700	33.0462	CBOE DXE	EUR
13/02/2026	49,492	33.2000	32.8700	33.0358	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-13 (https://ml-eu.globenewswire.com/Resource/Download/647cb298-b535-493f-917c-285464442315)

Transaction in Own Shares

16 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 16 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/02/2026	430,486	28.8600	28.6150	28.7778	LSE	GBP
16/02/2026	174,518	28.8600	28.6150	28.7820	Chi-X (CXE)	GBP
16/02/2026	81,463	28.8600	28.6150	28.7825	BATS (BXE)	GBP
16/02/2026	415,753	33.3000	32.9900	33.1952	XAMS	EUR
16/02/2026	230,621	33.3000	32.9850	33.1923	CBOE DXE	EUR
16/02/2026	47,454	33.3000	32.9900	33.1925	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-16 (https://ml-eu.globenewswire.com/Resource/Download/e14113d5-0bb9-42d9-9e12-153f15d9a1f5)

Transaction in Own Shares

17 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/02/2026	195,262	29.0000	28.4450	28.6925	LSE	GBP
17/02/2026	90,980	28.9850	28.4350	28.6935	Chi-X (CXE)	GBP
17/02/2026	35,011	28.9850	28.4500	28.6707	BATS (BXE)	GBP
17/02/2026	228,484	33.3750	32.6150	32.9489	XAMS	EUR
17/02/2026	144,451	33.3600	32.6050	32.9267	CBOE DXE	EUR
17/02/2026	18,435	33.2450	32.6150	32.9005	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-17 (https://ml-eu.globenewswire.com/Resource/Download/3931f795-230e-4f72-afa2-665ef327688a)

Transaction in Own Shares

18 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/02/2026	27,925	29.1400	28.6850	28.8565	LSE	GBP
18/02/2026	6,748	29.1250	28.6850	28.8728	Chi-X (CXE)	GBP
18/02/2026	8,426	29.1850	28.7900	28.9035	BATS (BXE)	GBP
18/02/2026	8,763	33.3450	32.9950	33.1783	XAMS	EUR
18/02/2026	8,530	33.2800	33.0000	33.1342	CBOE DXE	EUR
18/02/2026	1,563	33.1950	32.9750	33.1115	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-18 (https://ml-eu.globenewswire.com/Resource/Download/b9362060-c506-4a3a-b3b2-c2d8d4ce33b9)

Transaction in Own Shares

19 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/02/2026	1,162,744	29.5800	29.1150	29.3717	LSE	GBP
19/02/2026	287,946	29.5800	29.1150	29.3280	Chi-X (CXE)	GBP
19/02/2026	239,576	29.5800	29.1150	29.3774	BATS (BXE)	GBP
19/02/2026	1,184,299	33.8400	33.3700	33.6635	XAMS	EUR
19/02/2026	479,003	33.8400	33.3700	33.6189	CBOE DXE	EUR
19/02/2026	53,591	33.8150	33.3700	33.5932	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-19 (https://ml-eu.globenewswire.com/Resource/Download/f7cd9756-39d9-4ed7-871c-37ebc226603c)

Transaction in Own Shares

20 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/02/2026	491,301	29.5850	29.2800	29.3673	LSE	GBP
20/02/2026	232,922	29.5850	29.2850	29.3730	Chi-X (CXE)	GBP
20/02/2026	84,042	29.5850	29.2800	29.3696	BATS (BXE)	GBP
20/02/2026	468,629	33.9150	33.5950	33.6994	XAMS	EUR
20/02/2026	268,054	33.8350	33.6000	33.6959	CBOE DXE	EUR
20/02/2026	50,408	33.8300	33.5950	33.6946	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-20 (https://ml-eu.globenewswire.com/Resource/Download/38e045ff-972a-4be3-92d5-638e7d1bdb23)

Transaction in Own Shares

23 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 23 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/02/2026	287,598	29.8950	29.2250	29.5369	LSE	GBP
23/02/2026	150,977	29.8950	29.2250	29.5407	Chi-X (CXE)	GBP
23/02/2026	62,988	29.8950	29.2250	29.5352	BATS (BXE)	GBP
23/02/2026	298,023	34.2600	33.4750	33.8417	XAMS	EUR
23/02/2026	192,522	34.2500	33.4750	33.8470	CBOE DXE	EUR
23/02/2026	36,211	34.2500	33.5050	33.8680	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-23 (https://ml-eu.globenewswire.com/Resource/Download/f39ab547-3d28-4f23-a43c-572456f06724)

Transaction in Own Shares

24 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/02/2026	353,285	29.9050	29.6500	29.7829	LSE	GBP
24/02/2026	176,801	29.9050	29.6500	29.7825	Chi-X (CXE)	GBP
24/02/2026	79,163	29.9050	29.6500	29.7904	BATS (BXE)	GBP
24/02/2026	366,794	34.3300	34.0000	34.1917	XAMS	EUR
24/02/2026	175,631	34.3250	34.0050	34.1879	CBOE DXE	EUR
24/02/2026	39,385	34.3250	34.0050	34.1803	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-24 (https://ml-eu.globenewswire.com/Resource/Download/c66b6823-6e4e-49ba-b824-d99b2d0dc24d)

Transaction in Own Shares

25 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/02/2026	308,628	30.0900	29.8600	30.0088	LSE	GBP
25/02/2026	155,287	30.0900	29.8600	30.0042	Chi-X (CXE)	GBP
25/02/2026	68,586	30.0900	29.8600	30.0106	BATS (BXE)	GBP
25/02/2026	319,156	34.5550	34.3150	34.4667	XAMS	EUR
25/02/2026	194,339	34.5550	34.3150	34.4669	CBOE DXE	EUR
25/02/2026	44,754	34.5550	34.3150	34.4733	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-25 (https://ml-eu.globenewswire.com/Resource/Download/f44d789b-8b9f-4e67-97c6-b83a5c64e106)

Transaction in Own Shares

26 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/02/2026	351,022	30.3250	29.7650	30.0762	LSE	GBP
26/02/2026	200,487	30.3250	29.7500	30.0807	Chi-X (CXE)	GBP
26/02/2026	69,215	30.3200	29.7500	30.0690	BATS (BXE)	GBP
26/02/2026	377,972	34.8000	34.1600	34.5306	XAMS	EUR
26/02/2026	246,180	34.7800	34.1600	34.5158	CBOE DXE	EUR
26/02/2026	42,144	34.7850	34.1650	34.5238	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-26 (https://ml-eu.globenewswire.com/Resource/Download/1b9cfcb9-82da-4774-8e7d-2fffe066d9c3)

Transaction in Own Shares

27 February 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 February 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/02/2026	234,997	30.7700	30.1150	30.4676	LSE	GBP
27/02/2026	121,651	30.7700	30.1800	30.5279	Chi-X (CXE)	GBP
27/02/2026	44,251	30.7700	30.1650	30.4837	BATS (BXE)	GBP
27/02/2026	253,556	35.1350	34.3650	34.8386	XAMS	EUR
27/02/2026	180,070	35.1300	34.4300	34.8373	CBOE DXE	EUR
27/02/2026	32,796	35.1000	34.4300	34.8272	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-02-27 (https://ml-eu.globenewswire.com/Resource/Download/935f18cb-7c6b-4cd7-8622-f71aa2a7f3c5)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 3, 2026	/s/ Sean Ashley
Sean Ashley
Company Secretary